UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42819

SAYONA MINING LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                  Form 40-F   ☐

Completion of Merger with Piedmont

Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; NASDAQ: ELVR; OTCQB:SYAXF) advises that further to its announcement on 25 August 2025, the Company is pleased to announce that Completion of the Merger with Piedmont Lithium Inc. (Piedmont) (previously NASDAQ: PLL; ASX:PLL) occurred on Friday 29 August 2025 (ET) / Saturday 30 August 2025 (AEST).

Under the Merger, a newly formed U.S. subsidiary of Sayona has merged with and into Piedmont, resulting in Sayona Shareholders and Piedmont Stockholders accounting for an approximate 50% / 50% equity holding in Sayona (on an undiluted basis) immediately following Completion and prior to the Conditional Placement.

Please note that Sayona shareholders do not need to take any action and SYA shares will trade as normal.

As detailed in the Company’s Notice of Meeting and Explanatory Memorandum dated 20 June 2025, Piedmont Chess Depository Instrument (CDI) holders will receive SYA shares at the ratio of 5.27 SYA fully paid ordinary shares for each PLL CDI.

Holders of Piedmont common stock (trading on the Nasdaq Stock Exchange) will receive 0.35133 Sayona ADSs corresponding to 527 Sayona Shares for each share of Piedmont Common Stock held immediately prior to Completion. The Sayona ADSs will trade on the NASDAQ under the ticker ELVR.

Additionally, once the name change to Elevra Lithium is approved by ASIC, the ASX listed shares will then change ticker to ELV. This is expected to occur in late September 2025.

The trading of Sayona and Piedmont securities on the OTC market is not within the control of the Company and will be determined solely by the OTC market sponsors.

Sayona’s Chief Executive Officer and Managing Director, Lucas Dow, said: “Today marks a defining milestone in our Company’s journey as we complete the merger with Piedmont Lithium. By uniting two complementary businesses, we have created a stronger, globally significant lithium company with the scale, resources, and partnerships to lead in the energy transition.

“This merger is not just about combining assets—it’s about unlocking synergies, strengthening our market position, and delivering long-term value for our shareholders, stakeholders, and communities. I am incredibly proud of what our teams have achieved to reach this point and excited about the opportunities ahead as we move forward together as Elevra Lithium.”

Changes to the Sayona Board

With effect from Completion of the Merger:

●	Dawne Hickton has been appointed as a Sayona Non-Executive Director and as Chair designate;
●	Christina Alvord, Jeff Armstrong and Jorge M. Beristain have been appointed as Sayona Non-Executive Directors;
●	James Brown will transition from an Executive Director to a Non-Executive Director of Sayona; and
●	Paul Crawford and Philip Lucas have resigned as Sayona Non-Executive Directors.

Lucas Dow will continue as Sayona’s Managing Director and Chief Executive Officer and Allan Buckler and Laurie Lefcourt will continue as Sayona Non-Executive Directors.

Conditional Placement Timetable

The date for the issue of the Conditional Placement Shares and Tranche 1 Options to Resource Capital Fund VIII L.P. (RCF) is scheduled for 4 September 2025 in line with the timetable previously announced to the ASX and set out below:

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058
ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

Event	Time and date	Status
Sayona EGM	10:30am (AEST), 31 July 2025	Completed - all resolutions carried
Piedmont Lithium Second Adjourned Special Meeting	11:00am (ET), 22 August 2025	Completed – all proposals carried
Completion of the Merger	30 August 2025	Completed
Date for issue of the Conditional Placement Shares to RCF and Tranche 1 Options	4 September 2025	Pending

Share Consolidation Timetable

As previously announced, the Share Consolidation (ie the conversion of every 150 Sayona Shares held by a Sayona Shareholder into 1 Sayona Share) will be implemented after completion of the Merger and Conditional Placement and is intended to proceed as planned. As a result of Share Consolidation, the Sayona ADSs, each currently representing 1,500 Sayona Shares, will adjust such that 1 Sayona ADS will represent 10 Sayona Shares, with no changes to the number of Sayona ADSs issued and outstanding resulting from the Share Consolidation.

Event	Time and date
Consolidation Effective Date	10 September 2025
Last day for trading in Sayona Shares pre-Consolidation	11 September 2025
Trading in consolidated Sayona Shares commences on a deferred settlement basis	12 September 2025
Record date for the Share Consolidation	15 September 2025
First day for registration of Sayona Shares on a post-Share Consolidation basis	16 September 2025
Dispatch of new Sayona post Share Consolidation holding statements to the existing Sayona Shareholders.	18 September 2025

Please Note:

●	The revised timetables above have been approved by the ASX.
●	All times and dates in the above timetable are references to the time and date in Australian Eastern Standard Time, unless otherwise indicated, and all such times and dates are subject to change.
●	Capitalised terms in this announcement that are not otherwise defined have the meaning given to them in the Notice of Meeting and Explanatory Memorandum.

Cautionary Statement Regarding Forward-Looking Information

This release contains certain forward-looking statements within the meaning of federal securities laws. Words such as anticipates, believes, expects, intends, plans, outlook, will, should, may and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Sayona’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger involving Sayona and Piedmont, including future financial and operating results, free cash flow profile and returns to shareholders; Sayona’s plans, objectives, expectations and intentions; and other statements that are not historical facts, including projected synergies, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the risk that the businesses will not integrate successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the effect of future regulatory or legislative actions; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on integration-related issues; the volatility in commodity prices; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental risks; operating risks; exploration and development risks; competition; the ability of management to execute its plans to meet its goals; and other risks inherent in Sayona’s and Piedmont’s businesses. While the list of factors presented here is considered representative, no such list should be considered to be a complete

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statement of all potential risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to: (1) Sayona’s Registration Statement on Form F-4 and other filings with the SEC, and (2) Piedmont’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC, which are available on Piedmont’s website at www.piedmontlithium.com.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, Sayona does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Announcement authorised for release by Sayona’s Managing Director/CEO.

For more information, please contact:

Andrew Barber

Director of Investor Relations

Ph: +617 3369 7058

Email: ir@sayonamining.com.au

For more information, please visit us at www.sayonamining.com.au.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAYONA MINING LIMITED

Date: September 2, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel